Exhibit 12.1

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)
	Years Ended
	12 months ended March 31, 2003	2002	2001	2000	1999	1998
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 1,448	$ 1,198	$ 733	$ 837	$ 743	$ 387
Fixed charges included in the determination of net income	303	304	310	303	297	325
Total earnings, as defined	$ 1,751	$ 1,502	$ 1,043	$ 1,140	$ 1,040	$ 712

Fixed charges, as defined:
Interest charges	$ 310	$ 311	$ 320	$ 297	$ 290	$ 319
Rental interest factor	10	10	10	6	7	6
Total fixed charges, as defined	$ 320	$ 321	$ 330	$ 303	$ 297	$ 325

Ratio of Earnings to Fixed Charges	5.47	4.68	3.16	3.76	3.50	2.19